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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM F-X

                       APPOINTMENT OF AGENT FOR SERVICE OF
                             PROCESS AND UNDERTAKING

                             ----------------------

A.   Name of issuer or person filing ("Filer"): CENTRAL FUND OF CANADA LIMITED

B.   This is (check one):

     /X/ An original filing for the Filer.

     / / An amended filing for the Filer.

C.   Identify the filing in conjunction with which this form is being filed:

     Name of registrant:                               CENTRAL FUND OF CANADA LIMITED

     Form type:                                        FORM F-10

     File number (if known):                           333-119874

     Filed by:                                         CENTRAL FUND OF CANADA LIMITED

     Date filed (if filed concurrently, so indicate):  OCTOBER 21, 2004, FILED CONCURRENTLY

D.   The Filer is incorporated or organized under the laws of

          ALBERTA

     and has its principal place of business at

          HALLMARK ESTATES, #805, 1323-15TH AVENUE S.W., CALGARY, ALBERTA, CANADA T3C 0X8, (403) 228-5861.

E.   The Filer designates and appoints MARTIN POMERANCE ("AGENT") located at:

          250 PARK AVENUE, NEW YORK, NY 10177, (212) 415-9200

          as the agent (the "Agent") of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with securities registered or qualified by the Filer on Form F-10 on October 21, 2004 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf

                                     III-1

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     of the Filer at any time until six years have elapsed from the date the
     Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.



     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ancaster, province of Ontario, country of Canada, on October 21, 2004.


                               CENTRAL FUND OF CANADA LIMITED



                               By  /s/ J.C. Stefan Spicer
                                   -----------------------------------------
                                    J.C. Stefan Spicer
                                    President and Chief Executive Officer


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         This statement has been signed by the following person in the capacity indicated on October 21, 2004.





                                      /s/  Martin Pomerance
                                      -------------------------------------
                                      Martin Pomerance
                                      Agent for Service